Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release

April 26, 2017

Credit Suisse Announces the Launch of a USO Covered Call Exchange Traded Note: the Credit Suisse X-LinksTM Crude Oil Shares Covered Call ETNs

New York, April 26, 2017 Credit Suisse today announced the launch of its X-LinksTM Crude Oil Shares Covered Call ETNs (the “ETNs”), which are listed on the NASDAQ exchange under the ticker symbol “USOI” and are eligible to begin trading today.

USOI Profile

ETN Ticker	USOI
Issuer	Credit Suisse AG
Underlying Index	Credit Suisse Nasdaq WTI Crude Oil FLOWSTM 106 Index (price return)
Index Ticker	QUSOI <Index> (Bloomberg)
Index Yield[1]	16.25%
Income Potential	Variable monthly coupon[2]
Investor Fee Rate	0.85% per annum, accrued on a daily basis[3]
Primary Exchange	NASDAQ[4]
Indicative Value Ticker[5]	USOIIV <INDEX> (Bloomberg) / ^USOI-IV (Yahoo! Finance)

1 The Index Yield was calculated by the Index Calculation Agent, Nasdaq, Inc., and equals the arithmetic average of the seven (7) monthly Coupon Percentages occurring from, and including, October 2016 to, and including, April 2017, multiplied by twelve (12) (to annualize such average), and rounded to two decimal places for ease of analysis. The Coupon Percentage for any Index Distribution Date will be the Distribution for such Index Distribution Date divided by the Closing Level of the Index on the Index Business Day immediately preceding the Index Distribution Date. The Distribution represents the notional monthly call premium earned on the sale of the call options written on the USO Shares during the immediately preceding Index Rebalancing Period pursuant to the Index methodology described in the applicable pricing supplement. The Index was established on September 26, 2016; therefore, no historical information regarding the Index or its Coupon Percentages is available prior to that date. Because the ETNs’ variable monthly coupon, if any, equals the ETNs’ Closing Indicative Value on the Index Business Day immediately preceding the relevant Index Distribution Date multiplied by the Coupon Percentage for that Index Distribution Date, the ETN’s coupon yield may be less than the Index Yield.

2 Investors are not guaranteed any coupon or distribution amount under the ETNs. Any payment on the ETNs is subject to our ability to pay our obligations as they become due.

3 In addition to the ETNs’ Daily Investor Fee, which is based on an annual Investor Fee Rate of 0.85%, the Index includes Notional Transaction Costs. The Notional Transaction Costs reflect the monthly transaction costs of hypothetically buying and selling the call options and selling the USO Shares and equal 0.03%, 0.03% and 0.01%, respectively, times the closing price of the USO Shares on the date of such notional transactions. On an annual basis, such transaction costs are expected to be approximately equal to 0.84%. The actual cost will vary depending on the value of the USO Shares on the date of such transactions. Also, if your ETNs are redeemed directly with Credit Suisse, you will be charged an Early Redemption Charge. Please see the applicable pricing supplement for disclosure of fees and charges. Please consult your financial advisor to learn more about the costs associated with the purchase or sale of the ETNs in the secondary market.

4 We have no obligation to maintain any listing on the NASDAQ exchange or on any other exchange, and may delist the ETNs at any time.

5 The “indicative value” refers to the Intraday Indicative Value and the Closing Indicative Value, which will be published on each Trading Day under the Bloomberg ticker symbol “USOIIV <INDEX>” and under the Yahoo! Finance ticker symbol “^USOI-IV”. The “indicative value” for the ETNs is designed to reflect the economic value of the ETNs at a given time. The indicative value is a calculated value and is not the same as the trading price of the ETNs and is not a price at which you can buy or sell the ETNs in the secondary market. The indicative value does not take into account the factors that influence the trading price of the ETNs, such as imbalances of supply and demand, lack of liquidity and credit considerations. The actual trading price of the ETNs in the secondary market may vary significantly from their indicative value. Investors can

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compare the trading price (if such concurrent trading price is available) of the ETNs against the indicative value to determine whether the ETNs are trading in the secondary market at a premium or a discount to the economic value of the ETNs at any given time. Investors are cautioned that paying a premium purchase price over the indicative value at any time could lead to the loss of any premium in the event the investor sells the ETNs when such premium has declined or is no longer present in the market place or at maturity or upon early redemption or acceleration. It is also possible that the ETNs will trade in the secondary market at a discount below the indicative value and that investors would receive less than the indicative value if they had to sell their ETNs in the market at such time.

About the ETNs and the Credit Suisse Nasdaq WTI Crude Oil FLOWSTM 106 Index

The ETNs provide a return linked to the performance of the price return version of the Credit Suisse Nasdaq WTI Crude Oil FLOWSTM 106 Index (the “Index”) and may pay a variable monthly coupon based on the notional option premiums, if any, generated by the Index’s hypothetical monthly sale of call options on the shares of the United States Oil Fund, LP (such shares the “USO Shares”). The Index seeks to implement a “covered call” investment strategy by maintaining a notional long position in USO Shares while notionally selling call options on that position on a monthly basis that are approximately 6% out-of-the-money (i.e., strike price is 106%). The notional net premiums received (if any) for selling the calls are paid out at the end of each monthly period as a Distribution. The Index’s strategy is designed to generate monthly cash flow in exchange for giving up any gains beyond the 106% strike price. The Index’s strategy provides no protection from losses resulting from a decline in the value of the USO Shares beyond the notional call premium received, if any. The return on the ETNs will be based on the performance of the price return version of the Index, and, therefore, each monthly Distribution will be subtracted from a notional portfolio of the Index and the level of the price return version of the Index will decrease with each such Distribution. The Index is calculated by Nasdaq, Inc. and the levels for the price return version are disseminated real-time under the Bloomberg ticker symbol “QUSOI”. The Index was established on September 26, 2016 and, therefore, has no performance history prior to that date.

"USOI provides investors with an innovative investment proposition: the potential to earn variable monthly income from an investment linked to WTI crude oil," said Paul Somma, head of Exchange Traded Notes at Credit Suisse. "USOI’s performance relies on a covered call strategy on USO shares that is designed to generate monthly income. Like GLDI and SLVO before it, USOI provides investors with a novel way to introduce monthly income into their portfolios in exchange for capping appreciation in the underlying ETF."

More information on the Credit Suisse X-LinksTM Crude Oil Shares Covered Call ETNs can be found on: www.credit-suisse.com/etn

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the risks of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. An investment in the ETNs involves significant

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risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement. Capitalized terms used but not defined herein have the meanings set forth in the applicable pricing supplement.

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,170 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, Credit Suisse Securities (USA) LLC or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, Prospectus Supplement and Prospectus if you so request by calling +1 800 320 1225.

USOI:

The relevant pricing supplement, including the Prospectus dated May 4, 2015 and Prospectus Supplement dated May 4, 2015: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=USOI

You may access the Prospectus Supplement and Prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Pricing Supplement.

Copyright © 2017, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.